Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement on Form F-10 (No. 333-215009 ), and to the use of our report dated March 30, 2016 relating to the consolidated financial statements of Sandstorm Gold Ltd. (“Sandstorm”) appearing in this Annual Report on Form 40-F of Sandstorm for the year ended December 31, 2016.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
March 29, 2017